As filed with the Securities and Exchange Commission on June 29, 2007

Registration No. 333-143422

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1 to
FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CASTLE BRANDS INC.

(Exact name of registrant as specified in its charter)

Delaware	41-2103550
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

570 Lexington Avenue, 29th Floor
New York, New York 10022
(646) 356-0200
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Mark Andrews
Chairman and Chief Executive Officer
Castle Brands Inc.
570 Lexington Avenue, 29th Floor
New York, New York 10022
(646) 356-0200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Seth Weinberg, Esq. Senior Vice President and General Counsel Castle Brands Inc. 570 Lexington Avenue New York, New York 10022 (646) 356-0200	John E. Schmeltzer, III, Esq. Patterson Belknap Webb & Tyler LLP New York, New York 10036 (212) 336-2000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a registration statement pursuant to General Instruction I.D. or a post effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock ($0.01 par value per share)	5,262,529	$5.85	$30,785,794.65	$946.00(3)
(1)	Includes the registration for resale of 3,715,377 shares of issued and outstanding common stock and 1,547,152 shares of common stock issuable upon exercise of outstanding warrants. The number of shares of common stock to be included in this Registration Statement is based on the number of shares of common stock that we are contractually required to register. Pursuant to Rule 416 of the Securities Act of 1933, as amended (the ‘‘Securities Act’’), this Registration Statement also registers such additional shares of common stock as may become issuable to prevent dilution as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act. Based on the average of the high and low sales price for the common stock on May 29, 2007, as reported on the American Stock Exchange.
(3)	Fee previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

 Subject to completion, dated June 29, 2007

PROSPECTUS

CASTLE BRANDS INC.

5,262,529 SHARES
COMMON STOCK

This prospectus covers the potential resale of up to 5,262,529 shares of our common stock by the stockholders identified in the ‘‘Selling Stockholders’’ section of this prospectus. Of these shares, 3,715,377 are issued and outstanding and 1,547,152 shares are issuable upon the exercise of warrants. Some or all of the selling stockholders may offer and sell or otherwise dispose of the shares of our common stock described in this prospectus in various ways and at different times on such terms and at such price as they may determine, but none of the selling stockholders are required to sell any or all of these shares. The price to the public for the shares and the proceeds to the selling stockholders at any time will depend upon the terms of such sales.

We will not receive any of the proceeds from the sale of the common stock by any of the selling stockholders. All of the expenses in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by them. See ‘‘Plan of Distribution’’ beginning on page 21 for a further description of how the selling stockholder may dispose of the shares covered by this prospectus.

Our common stock is listed on American Stock Exchange under the symbol ‘‘ROX.’’ On June 28, 2007, the last reported sale price of our common stock was $5.95 per share.

Investing in our common stock involves risks. See ‘‘Risk Factors’’ beginning on page 7 and in the other documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus for certain risks and uncertainties that you should consider.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Unless the context otherwise requires, all references to ‘‘we,’’ ‘‘us,’’ ‘‘our company’’ or ‘‘the company’’ in this prospectus refer collectively to Castle Brands Inc., a Delaware corporation, and its subsidiaries.

The date of this prospectus is         , 2007.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information, and you should not rely on any such information. We are not making an offer of these securities in any jurisdiction where an offer or sale of these securities is not permitted. You should not assume that the information in this prospectus, and the documents incorporated by reference herein, is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

ABOUT THIS PROSPECTUS

This prospectus is part of a resale registration statement on Form S-3 under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), that we filed with the SEC using a ‘‘shelf’’ registration, or continuous offering, process. Under this shelf registration process, the selling stockholders, who are identified under the Section of this prospectus titled ‘‘The Selling Stockholders,’’ may, from time to time, sell or otherwise dispose of up to 5,262,529 shares of our common stock in one or more transactions at any time or from time to time.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, as well as the information we file with the SEC and incorporate by reference in this prospectus, is accurate only as of the date of the documents containing the information.

FORWARD-LOOKING STATEMENTS

We have included in this prospectus and in the documents incorporated by reference in this prospectus statements containing ‘‘forward-looking information,’’ as defined by the Private Securities Litigation Reform Act of 1995. Examples of statements containing forward-looking information that we make or incorporate by reference in this prospectus include, but are not limited to, statements regarding our expectations, beliefs, plans, goals, objectives and future financial or other performance. Words such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘seeks,’’ ‘‘estimates’’ and variations of these words and similar expressions are intended to identify forward-looking statements. Any statement containing forward-looking information speaks only as of the date on which it is made. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including those discussed under ‘‘Risk Factors.’’ The following factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements:

•	our history of losses and expectation of further losses;

•	the effect of poor operating results on our company;

•	the effect of growth on our infrastructure, resources, and existing sales;

•	our ability to expand our operations in both new and existing markets and our ability to develop or acquire new brands;

•	the impact of supply shortages and alcohol and packaging costs in general;

•	our ability to raise capital;

•	our ability to fully utilize and retain new executives;

•	negative publicity surrounding our products or the consumption of beverage alcohol products in general;

•	our ability to acquire and/or maintain brand recognition and acceptance;

•	trends in consumer tastes;

•	our ability to protect trademarks and other proprietary information;

•	the impact of litigation;

•	the impact of federal, state, local or foreign government regulations;

•	the effect of competition in our industry; and

•	economic and political conditions generally.

We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in, or implied by, these forward-looking statements, even if new information becomes available in the future.

Our actual results may vary materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described in ‘‘Risk Factors.’’ These and other risks are also described in our periodic filings with the SEC, including, but not limited to, our Annual Report on Form 10-K for the year ended March 31, 2007 and our Quarterly Reports on Form 10-Q for the quarters ended June 30, September 30, and December 31, 2006. Copies of these filings may be obtained by contacting us or the SEC.

Although we believe that the assumptions underlying the forward-looking statements contained or incorporated by reference in this prospectus are reasonable, any of the assumptions could be inaccurate. Therefore we cannot give you any assurance that the forward-looking statements included or incorporated by reference in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included or incorporated by reference in this prospectus, you should not regard the inclusion of this information as a representation by us or any other person that the results or conditions described in those statements or our objectives and plans will be achieved.

INFORMATION ABOUT Castle Brands INC.

We are an emerging developer and global marketer of premium branded spirits within four growing categories of the spirits industry: vodka, rum, whiskey and liqueurs/cordials. Our premium spirits brands include brands that we own, including Boru vodka, Knappogue Castle Whiskey, the Clontarf Irish whiskeys, Sea Wynde rum, and Brady’s Irish cream liqueur, brands for which we possess certain marketing and distribution rights, either directly or indirectly, including Goslings’ rums and Celtic Crossing liqueur, and Pallini liqueurs, a brand that we distribute through an agency relationship.

We were formed as a Delaware corporation in July 2003. Our predecessor company, Great Spirits Company LLC, a Delaware limited liability company, was formed in February 1998 by our chief executive officer, Mark Andrews, through one of his affiliated entities, Knappogue Corp. In early 2003, Great Spirits Company entered into negotiations with The Roaring Water Bay Spirits Group Limited to acquire the Boru vodka brand and, in July 2003, we were formed as a holding company to effectuate the merger of Great Spirits Company and the Roaring Water Bay entities. This merger was accomplished on December 1, 2003, with the simultaneous (a) merger of Great Spirits Company into a wholly owned subsidiary established by us for such purpose, now known as Castle Brands (USA) Corp., and (b) acquisition by us of The Roaring Water Bay Spirits Group Limited and its affiliated companies, referred to by us as Roaring Water Bay, making them our subsidiaries, now known as Castle Brands Spirits Group Limited and Castle Brands Spirits Marketing and Sales Company Limited. As a result of this acquisition, we acquired ownership of Boru vodka, the Clontarf family of Irish whiskeys and Brady’s Irish cream. We completed our initial public offering of common stock in April 2006.

For the fiscal year ended March 31, 2007, we recorded sales of 314,644 cases, which are measured based on the industry standard of nine-liter equivalent cases, and revenues of approximately $25.2 million, which represents an increase of 19.0% from revenues recorded for the prior fiscal year. These increases reflect both organic growth and growth from additions to our brand portfolio.

We currently market our premium spirits brands in the following distilled spirit categories: vodka, rum, whiskey and liqueurs/cordials.

Boru vodka.    Boru vodka is a premium vodka produced in Ireland. It was developed in 1998 and named after the legendary High King of Ireland, Brian Boru, an Irish national hero known for uniting the Irish clans and driving foreign invaders out of Ireland in 1014 A.D. It is quintuple distilled using pure spring water for smoothness and filtered through ten feet of charcoal made from Irish oak for increased purity. We have three flavor extensions of Boru vodka: Boru Citrus, Boru Orange and Boru Crazzberry (a cranberry/raspberry flavor fusion).

Gosling’s rum.    We are the exclusive U.S. distributor for the Gosling’s rums, including Gosling’s Black Seal dark rum, Gosling’s Gold Bermuda Rum and Gosling’s Old Rum. These are all produced by the Gosling family in Bermuda, where Gosling’s rums have been under continuous production and ownership by the Gosling family for over 150 years. In February 2005, we expanded our relationship with the Gosling family by acquiring a 60% controlling interest in Gosling-Castle Partners Inc., a global export venture between us and the Gosling family. Effective April 1, 2005, Gosling-Castle Partners secured the exclusive long-term export and distribution rights for the Gosling’s rum products for all countries other than Bermuda, including an assignment of the Gosling’s rights under our existing distribution agreement with them.

Sea Wynde.    In 2001 we introduced Sea Wynde, a premium rum. Sea Wynde is distinctive in that it is made entirely from aged, pure pot still rums from the Caribbean and South America.

Knappogue Castle Whiskey.    We developed our Knappogue Castle Whiskey, a single malt Irish whiskey, in 1998, taking advantage of an opportunity to build both on the popularity of single malt Scotch whisky and the growth in the Irish whiskey category. Knappogue Castle Whiskey is distilled in pot stills using malted barley and is distinctive in that it is vintage-dated based on the year of distillation.

Knappogue Castle 1951.    Knappogue Castle 1951 is a pure pot-still whiskey that was distilled in 1951 and then aged for 36 years in sherry casks. The name comes from a castle in Ireland, formerly owned by Mark Edwin Andrews, the originator of the brand and the father of Mark Andrews, our chairman and chief executive officer. Currently, we only offer 300 bottles of this rare Irish whiskey for sale each year.

Clontarf Irish whiskeys.    Our family of Clontarf Irish whiskeys currently represents a majority of our case sales of Irish whiskey. Clontarf was launched in 2000 to meet the growing demand for an accessible and smooth premium Irish whiskey. Clontarf is distilled using quality grains and pure Irish spring water and is then aged in bourbon barrels and mellowed through Irish oak charcoal. Clontarf is available in single malt, reserve and classic versions.

Brady’s Irish cream liqueur.    We launched Brady’s Irish cream in late 2003 to capitalize on the demand for high quality Irish creams. Brady’s Irish cream is made in small batches using Irish whiskey, dairy fresh cream and natural flavors.

Celtic Crossing liqueur.    As a result of our strategic venture with Gaelic Heritage Corporation Limited, an affiliate of Terra Limited, which is one of our primary bottlers, we have obtained the exclusive worldwide distribution rights with respect to Celtic Crossing, a premium brand of Irish liqueur, and a 60% ownership interest in Celtic Crossing in the United States, Canada, Mexico, Puerto Rico and the islands between North and South America. As part of this strategic venture arrangement, Gaelic Heritage has retained the exclusive rights to produce and supply us with Celtic Crossing. Celtic Crossing was developed in the mid 1990s by Gaelic Heritage, and is a unique combination of Irish spirits, cognac and a taste of honey.

Pallini liqueurs.    Pursuant to an exclusive marketing agreement with I.L.A.R. S.p.A., we have obtained the long-term exclusive U.S. distribution rights (excluding duty free sales) with respect to Pallini Limoncello and its related brand extensions. Pallini Limoncello is a premium lemon liqueur, which is served on the rocks or as an ingredient in a wide variety of drinks, ranging from martinis to iced tea. It is also used in cooking, particularly for pastries and cakes. Pallini Limoncello is crafted from an authentic family recipe created more than 100 years ago by the Pallini family. It is made with Italy’s finest Sfusato Amalfitano lemons that are hand-selected for optimal freshness and flavor. There are also two other flavor extensions of this Italian liqueur: Pallini Peachcello, made with white peaches, and Pallini Raspicello, made from a combination of raspberries and other berries.

McLain & Kyne Bourbons.    In 2006, we acquired McLain & Kyne, Ltd., the developers and marketers of three premium very small batch bourbons, including Jefferson’s, Jefferson’s Reserve and Sam Houston. Under the McLain & Kyne label, we continue to offer these three distinct premium Kentucky bourbons, each of which is blended from only eight to twelve barrels to produce specific flavor profiles.

Our offices are located at 570 Lexington Avenue, 29th Floor, New York, New York 10022, and our telephone number is (646) 356-0200. Our website address is www.castlebrandsinc.com. Information contained on our website is not part of this prospectus. On our Investors website, located at www.castlebrandsinc.com, we post the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission: Our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13 (a) or 15(d) of the Securities Exchange Act of 1934. All such filings on our Investors website are available free of charge.

RISK FACTORS

You should consider carefully the following risk factors in evaluating us, our business and an investment in our securities. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of our securities to decline, which in turn could cause you to lose all or a part of your investment. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may impair our business.

Risks Related to Our Business

Our future success is highly uncertain and cannot be predicted based upon our limited operating history.

Although our predecessor was formed in 1998, most of our brands, including Boru vodka, our leading brand, have only been acquired or introduced by us since our formation in July 2003. As a result, compared to most of our current and potential competitors, we have a relatively short operating history and our brands are early in their growth cycle. Additionally, we anticipate acquiring brands in the future that are unlikely to have established global brand recognition. Accordingly, it is difficult to predict when or whether we will be financially and operationally successful, making our business and future prospects difficult to evaluate.

We have a history of losses, we expect to experience continuing losses for the foreseeable future, and we may never achieve profitability.

We have incurred losses since inception and had an accumulated loss of $60.0 million as of March 31, 2007. We believe that we will continue to incur sizeable net losses for the foreseeable future as we expect to make continued and significant investment in product development, and sales and marketing and to incur significant administrative expenses as we seek to grow our current and future brands. We also anticipate that our cash allocations will exceed our income from sales for the foreseeable future. Despite our anticipated aggressive marketing expenditures, our products may never achieve widespread market acceptance and may not generate sales and profits to justify our investment. In addition, we may find that our expansion plans are more costly than we currently anticipate and that they do not ultimately result in commensurate increases in our sales, which would further increase our losses. If we continue to incur expenses at a greater rate than our revenues, we may never achieve profitability.

We may require additional capital to finance the acquisition of additional brands and to grow existing brands, and our inability to raise such capital on beneficial terms or at all could harm our operations and restrict our growth.

We may require additional capital in the future on an accelerated basis to fund potential acquisitions of new brands, expansion of our product lines, and increased sales, marketing and advertising costs with respect to our existing and any newly acquired brands. If, at such time, we have not generated sufficient cash from operations to finance those additional capital needs, we will need to raise additional funds through private or public equity and/or debt financing. We cannot assure you that, if and when needed, additional financing will be available to us on acceptable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, our growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. In addition, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock.

We are dependent on a limited number of suppliers. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the marketplace. We also have annual purchase obligations with certain suppliers.

We depend on a limited number of third-party suppliers for the sourcing of all of our products, including both our own proprietary brands and those we distribute for others. These suppliers consist of third-party distillers, bottlers and producers in the United States, Bermuda, the Caribbean and Europe. We rely on the owners of Gosling’s rum and the Pallini liqueurs to produce their brands for us. With respect to our proprietary products, we, in several instances, rely on a single supplier to fulfill one or all of the manufacturing functions for one or more of our brands. For instance, The Carbery Group is the sole producer for Boru vodka, our leading brand; Irish Distillers Limited is the sole provider of our single malt, blended and grain Irish whiskeys; Gaelic Heritage Corporation Limited is the sole producer of our Celtic Crossing Irish liqueur; and Terra Limited is not only the sole producer of our Brady’s Irish cream liqueur but also the only bottler of both our Boru vodka and our Irish whiskeys. We do not have long-term written agreements with all of our suppliers. In addition, if we fail to complete purchases of products ordered annually, certain suppliers have the right to bill us for product not purchased during the period. The termination of our written or oral agreements or an adverse change in the terms of these agreements could have a negative impact on our business. If our suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. In addition, our suppliers’ failure to perform satisfactorily or handle increased orders, delays in shipments of products from international suppliers or the loss of our existing suppliers, especially our key suppliers, could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. In turn, this could cause us to lose credibility in the marketplace and damage our relationships with distributors, ultimately leading to a decline in our business and results of operations.

We cannot yet act as our own importer of record in the United States and rely entirely on MHW Ltd. to perform this function for us. The loss of its services could thus significantly interrupt our U.S. sales and harm our reputation, our business and our results of operations.

In the United States, there is a three-tier distribution system for imported spirits: the imported brand is sold to a licensed importer; the importer sells the imported brand to a wholesale distributor; and the distributor sells the imported brand to retail liquor stores, bars, restaurants and other outlets in the states in which it is licensed to sell alcohol. While we own most of our brands, we cannot yet act as our own importer as we do not currently have any of the state licenses necessary to sell our products to the distributors. We have, as a result, historically depended on MHW Ltd. to serve in this capacity for us. In addition to acting as importer of record for us, MHW also provides and supervises storage and transportation of our products to local wholesale distributors and provides several accounting and payment related services to us. Until we are licensed in a majority of the states and bring these services in-house, the loss of MHW’s services or its poor performance, either nationally or at a state level, could significantly interrupt or decrease our U.S. sales and harm our reputation, our business and our results of operations. In addition, while MHW purchases product from us to fill wholesale orders, MHW is not liable to us for any unpaid balances due from the distributors on these orders. Accordingly, the inability or failure of MHW to collect certain accounts receivable from our distributors could also cause a decline in our results of operations.

In addition, until recently, it was much more cost effective for us to use MHW as our U.S. importer and to rely on its state licenses rather than expend the resources necessary to set up the required licensing infrastructure internally. At this stage of our growth, however, our fees to MHW, which are based in part on our case sale volumes, are now reaching the point where it may be more economical for us to assume the role of importer ourselves. While we have commenced this process, we currently hold only the federal importer and wholesaler license required by the Alcohol and Tobacco Tax and Trade Bureau and a wholesale liquor license from New York State. Until we have obtained the requisite licenses in a majority of the states, we must continue to rely on MHW to perform the importing function for us and, if we continue to grow, pay increasing fees to it for these services.

We are substantially dependent upon our independent wholesale distributors. The failure or inability of even a few of our distributors to adequately distribute our products within their territories could harm our sales and result in a decline in our results of operations.

We are required by law to use state licensed distributors or, in 18 states known as ‘‘control states,’’ state-owned agencies performing this function, to sell our products to retail outlets, including liquor stores, bars, restaurants and national chains in the United States. We have established relationships for our brands with wholesale distributors in each state; however, failure to maintain those relationships could significantly and adversely affect our business, sales and growth. Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. In addition, there are several distributors that now control distribution for not just one state but several states. As a result, if we fail to maintain good relations with a distributor, our products could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors’ ability and desire to distribute our products to the desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. We have no formal distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place our products or market our brands. Moreover, all of them also distribute competitive brands and product lines. We cannot assure you that our U.S. alcohol distributors will continue to purchase our products, commit sufficient time and resources to promote and market our brands and product lines or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, resulting in a decline in our results of operations.

While most of our international markets do not require the use of independent distributors by law, we have chosen to conduct our sales through distributors in all of our markets and, accordingly, we face similar risks to those set forth above with respect to our international distribution. Some of these international markets may have only a limited number of viable distributors. In the Republic of Ireland, one of our larger international markets, we have relied on Comans Wholesale Limited as the exclusive distributor of our leading brand, Boru vodka. We have delivered notice to Comans terminating our agreement with them as of September 30, 2007.

The sales of our products could decrease significantly if we cannot secure and maintain listings in the control states.

In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products selected for listing must generally reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers through special orders, if at all. If, in the future, we are unable to maintain our current listings in the 18 control states, or secure and maintain listings in those states for any additional products we may acquire, sales of our products could decrease significantly.

If we are unable to identify and successfully acquire additional premium brands that are complementary to our existing portfolio, our growth will be limited, and, even if they are acquired, we may not realize planned benefits due to integration difficulties or other operating issues.

A key component of our growth strategy is the acquisition of additional premium spirits brands that are complementary to our existing portfolio through acquisitions of such brands or their corporate owners, either directly or through mergers, joint ventures, long-term exclusive distribution arrangements and/or other strategic relationships. If we are unable to identify suitable brand candidates and successfully execute our acquisition strategy, our growth will be limited. In addition, even if we are successful in acquiring additional brands, we may not be able to achieve or maintain profitability levels that justify our investment in, or realize operating and economic efficiencies or other planned benefits with respect to, those additional brands. The addition of new products or businesses entails numerous risks with respect to integration and other operating issues, any of which could have a detrimental effect on our results of operations and/or the value of our equity. These risks include:

•	difficulties in assimilating acquired operations or products;

•	unanticipated costs that could materially adversely affect our results of operations;

•	negative effects on reported results of operations from acquisition related charges and amortization of acquired intangibles;

•	diversion of management’s attention from other business concerns;

•	adverse effects on existing business relationships with suppliers, distributors and retail customers;

•	risks of entering new markets or markets in which we have limited prior experience; and

•	the potential inability to retain and motivate key employees of acquired businesses.

In addition, there are special risks associated with the acquisition of additional brands through joint venture arrangements. While we own a controlling interest in our Gosling-Castle Partners Inc. strategic export venture, we may not have the majority interest in, or control of, future joint ventures that we may enter into. There is, therefore, risk that our joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with our interests or goals or those of the joint venture. There is also risk that our current or future joint venture partners may be unable to meet their economic or other obligations and that we may be required to fulfill those obligations alone.

Our ability to grow through the acquisition of additional brands will also be dependent upon the availability of capital to complete the necessary acquisition arrangements. We intend to finance our brand acquisitions through a combination of our available cash resources, bank borrowings and, in appropriate circumstances, the further issuance of equity and/or debt securities. Acquiring additional brands could have a significant effect on our financial position, and could cause substantial fluctuations in our quarterly and yearly operating results. Also, acquisitions could result in the recording of significant goodwill and intangible assets on our financial statements, the amortization or impairment of which would reduce reported earnings in subsequent years.

Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future rendering quarter-to-quarter comparisons unreliable as indicators of performance.

Our quarterly revenues and operating results have varied in the past due to seasonality of our industry and the timing of our major marketing campaigns and brand additions. For instance, in our industry peak sales in each major category generally occur in the fourth calendar quarter, which is our third fiscal quarter. As a result, our third fiscal quarter revenues (those for the quarter ending December 31) are generally higher than other quarters and, for the fiscal year ended March 31, 2007, accounted for approximately 29.3% of our revenues for that year. Our quarterly operating results are likely to continue to vary significantly from quarter to quarter in the future for the same reasons. As a result, we believe that quarter-to-quarter comparisons of our revenues and operating results are not meaningful as indicators of performance.

Currency exchange rate fluctuations and devaluations could cause a significant adverse effect on our revenues, sales and overall financial results.

For the fiscal year ended March 31, 2007, non-U.S. operations accounted for approximately 33.7%, of our revenues. Therefore, gains and losses on the conversion of foreign payments into U.S. dollars could cause fluctuations in our results of operations, and fluctuating exchange rates could cause reduced revenues and/or gross margins from non-U.S. dollar-denominated international sales. Also, for the fiscal year ended March 31, 2007, euro denominated sales accounted for approximately 21.5% of our total revenue and British pound denominated sales accounted for approximately 8.3% of our total revenue, so a substantial change in the rate of exchange between the U.S. dollar and the euro or British pound could have a significant adverse affect on our financial results. Our ability to acquire spirits and produce and sell our products at favorable prices will also depend in part on the relative strength of the U.S. dollar. We may not be able to adequately hedge against these risks.

Adverse public opinion about alcohol could reduce demand for our products.

Anti-alcohol groups have, in the past, successfully advocated more stringent labeling requirements, higher taxes and other regulations designed to discourage consumption of beverage alcohol. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

Class action or other litigation relating to alcohol abuse or the misuse of alcohol could deplete our cash and divert our personnel resources and, if successful, significantly harm our business.

Our industry faces the possibility of class action or other similar litigation alleging that the continued excessive use or abuse of beverage alcohol has caused death or serious health problems. It is also possible that federal, state or foreign governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type.

In addition, lawsuits have been brought recently in nine states alleging that beer and spirits manufacturers have improperly targeted underage consumers in their advertising. The plaintiffs in these actions claim that the defendants’ advertising ‘‘disproportionately’’ targeted underage consumers, by using youthful themes, humor and other subjects that are attractive to young persons. Plaintiffs in these cases allege that the defendants’ advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, it is possible we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time consuming to defend against, depleting our cash and diverting our personnel resources and, if the plaintiffs in such actions were to prevail, our business could be harmed significantly.

Either our or our strategic partners’ failure to protect our respective trademarks, service marks and trade secrets could compromise our competitive position and decrease the value of our brand portfolio.

Our business and prospects depend in part on our, and with respect to our agency or joint venture brands, our strategic partners’, ability to develop favorable consumer recognition of our brands and trademarks. Although both we and our strategic partners actively apply for registration of our brands and trademarks, they could be imitated in ways that we cannot prevent. In addition, we rely on trade secrets and proprietary know-how, concepts and formulas. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and result in a judgment or monetary damages being levied against us. We do not maintain non-competition agreements with all of our executives and key personnel or with some of our key suppliers. If competitors independently develop or otherwise obtain access to our or our strategic partners’ trade secrets, proprietary know-how or recipes, the appeal, and thus the value, of our brand portfolio could be reduced, negatively impacting our sales and growth potential.

We depend on our key personnel. If we lose the services of any of these individuals or fail to hire and retain additional management personnel as we grow, we may not be able to implement our business strategy or operate our business effectively.

We rely on a small number of key individuals to implement our plans and operations, including Mark Andrews, our chairman and chief executive officer, Keith A. Bellinger, our president and chief operating officer, and T. Kelley Spillane, our senior vice president – U.S. sales, as well as our other executive officers and our regional and foreign sales managers. While we currently maintain key person life insurance coverage on the lives of Messrs. Andrews, Bellinger and Spillane, that insurance may not be available to us in the future or the proceeds therefrom may not be adequate to replace the services of these managers. To the extent that the services of any of these individuals become unavailable, we will be required to hire other qualified personnel, and we may not be successful in finding or hiring adequate replacements. As a result, if we lose the services of any of these individuals, we may not be able to implement our business strategy or operate our business effectively. Further, our management of future growth and our successful integration of any acquired brands or companies will require substantial additional attention from our senior management team and require us to retain additional qualified management personnel and to attract and train new personnel. Failure to successfully retain and hire needed personnel to manage our growth and development would harm our ability to implement our business plan and grow our business.

In addition, in recent periods, we have experienced turnover at the Chief Financial Officer position, with two CFO departures within the last eight months. Keith A. Bellinger has resumed responsibilities as our principal financial officer while a search for a new CFO is underway. While we have hired a consultant, Donald Marsh, to assist our management team in the management and execution of finance-related matters, the absence of a CFO may result in the Company being unable to maximize certain efficiencies within its finance department.

Regulatory decisions and changes in the legal, regulatory and tax environment in the countries in which we operate could limit our business activities or increase our operating costs and reduce our margins.

Our business is subject to extensive regulation regarding production, distribution, marketing, advertising and labeling of beverage alcohol products in all of the countries in which we operate. We are required to comply with these regulations and to maintain various permits and licenses. We are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell spirits. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits, or those of MHW on whom we are currently dependent to import and distribute our products in the United States. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential.

In addition, the distribution of beverage alcohol products is subject to extensive taxation both in the United States and internationally (and, in the United States, at both the federal and state government levels), and beverage alcohol products themselves are the subject of national import and excise duties in most countries around the world. An increase in taxation or in import or excise duties could also significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

We could face product liability or other related liabilities that increase our costs of operations and harm our reputation.

Although we maintain liability insurance and will attempt to limit contractually our liability for damages arising from our products, these measures may not be sufficient for us to successfully avoid or limit liability. Our product liability insurance coverage is limited to $1.0 million per occurrence and $2.0 million in the aggregate and our general liability umbrella policy is capped at $10.0 million. Further, any contractual indemnification and insurance coverage we have from parties supplying our products is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by these suppliers. In any event, extensive product liability claims could be costly to defend and/or costly to resolve and could harm our reputation.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brands depends upon the positive image that consumers have of them. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the distillation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and could result in reduced sales of the affected brand or all of our brands. Also, to the extent that third parties sell products that are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our sales and operations.

We must maintain a relatively large inventory of our products to support customer delivery requirements, and if this inventory is lost due to theft, fire or other damage or becomes obsolete, our results of operations would be negatively impacted.

We must maintain relatively large inventories to meet customer delivery requirements for our products. We are always at risk of loss of that inventory due to theft, fire or other damage, and any such loss, whether insured against or not, could cause us to fail to meet our orders and harm our sales and operating results. In addition, our inventory may become obsolete as we introduce new products, cease to produce old products or modify the design of our products’ packaging, which would increase our operating losses and negatively impact our results of operations.

We have a material amount of goodwill and other intangible assets. If we are in the future required to write down all or a portion of this goodwill and other intangible assets, it would increase our net loss.

As of March 31, 2007, goodwill represented approximately $13.6 million, or 25.0%, of our total assets and other intangible assets represented approximately $13.2 million, or 24.2%, of our total assets. Goodwill is the amount by which the costs of an acquisition accounted for using the purchase method exceed the fair value of the net assets acquired. Under Statement of Financial Accounting Standards No. 142 entitled ‘‘Goodwill and Other Intangible Assets,’’ goodwill and indefinite lived intangible assets are no longer amortized, but instead are subject to a periodic impairment evaluation based on the fair value of the reporting unit. Any write-down of goodwill or intangible assets resulting from future periodic evaluations would increase our net loss and those increases could be material.

Our existing and future debt obligations could impair our liquidity and financial condition.

As of March 31, 2007, we had total consolidated indebtedness of approximately $18.8 million. We may incur additional debt in the future to fund all or part of our capital requirements. Our outstanding debt and future debt obligations could impair our liquidity and could:

•	make it more difficult for us to satisfy our other obligations;

•	require us to dedicate a substantial portion of any cash flow we may generate to payments on our debt obligations, which would reduce the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•	impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes; and

•	make us more vulnerable in the event of a downturn in our business prospects and limit our flexibility to plan for, or react to, changes in our industry.

If we were to fail in the future to make any required payment under agreements governing our indebtedness or fail to comply with the financial and operating covenants contained in those agreements, we would be in default as regards to that indebtedness. If the lenders were to require immediate payment, we might not have sufficient assets to satisfy our obligations under our credit facility, our subordinated notes or our other indebtedness. Our lenders would have the ability to require that we immediately pay all outstanding indebtedness, and we might not have sufficient assets to satisfy their demands. In such event, we could be forced to seek protection under bankruptcy laws, which could significantly harm our reputation and sales.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Our stock price has been and may continue to be volatile, which could adversely affect our stockholders.

Our common stock has been publicly traded only since April 2006. Since our initial public offering, the market price of our common stock has been volatile, and it may continue to be volatile as a result of one or more of the following factors, most of which are beyond our control:

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	loss of a major customer or failure to complete significant transactions;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in market valuations of similar companies;

•	developments in our industry;

•	additions or departures of key personnel; and

•	fluctuations in stock market price and volume.

We do not expect to pay any dividends for the foreseeable future. Our stockholders may never obtain a return on their investment.

We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations, further develop our brands and finance the acquisition of additional brands. In addition, our ability to pay dividends is prohibited by the terms of our 6% convertible notes and we expect that any future credit facility will contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment.

Our executive officers, directors and principal stockholders own a substantial percentage of our voting stock, which likely allows them to control matters requiring stockholder approval. They could make business decisions for us that cause our stock price to decline.

As of June 28, 2007, our executive officers, directors and principal stockholders beneficially owned approximately 40% of our common stock, including warrants, options and convertible notes that are exercisable for, or convertible into, shares of our common stock within 60 days of June 28, 2007. As a result, if they act in concert, they could control matters requiring approval by our stockholders, including the election of directors, and could have the ability to prevent or cause a corporate transaction, even if other stockholders, oppose such action. This concentration of voting power could also have the effect of delaying, deterring, or preventing a change of control or other business combination, which could cause our stock price to decline.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to furnish a report by our management on our internal control over financial reporting by March 31, 2008. We have not been subject to these requirements in the past. The internal control report must contain (a) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (b) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (c) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (d) for the fiscal year ending March 31, 2009, a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of internal control over financial reporting.

To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, engage outside consultants and adopt a detailed work plan to (a) assess and document the adequacy of internal control over financial reporting, (b) take steps to improve control processes where appropriate, (c) validate through testing that controls are functioning as documented, and (d) implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404. There is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal controls over financial reporting are effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect existing stockholders.

Our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult, delaying, or deterring attempts by others to obtain control of our company, even when these attempts may be in the best interests of our stockholders. These include provisions limiting the stockholders’ powers to remove directors or take action by written consent instead of at a stockholders’ meeting. Our amended and restated certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of our common stock. Delaware law also imposes conditions on the voting of ‘‘control shares’’ and on certain business combination transactions with ‘‘interested stockholders.’’

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

We may not be able to maintain our listing on the American Stock Exchange, which may limit the ability of our stockholders to resell their common stock in the secondary market.

Although we are currently listed on the American Stock Exchange, we might not meet the criteria for continued listing on the American Stock Exchange in the future. If we are unable to meet the continued listing criteria of the American Stock Exchange and became delisted, trading of our common stock could be conducted in the Over-the-Counter Bulletin Board. In such case, an investor would likely find it more difficult to dispose of our common stock or to obtain accurate market quotations for it. If our common stock is delisted from the American Stock Exchange, it will become subject to the Securities and Exchange Commission’s ‘‘penny stock rules,’’ which impose sales practice requirements on broker-dealers that sell that common stock to persons other than established customers and ‘‘accredited investors.’’ Application of this rule could make broker-dealers unable or unwilling to sell our common stock and limit the ability of purchasers in this offering to resell their common stock in the secondary market.

USE OF PROCEEDS

All of our common stock being offered under this prospectus is being sold by or for the account of the selling stockholders. We will not receive any proceeds from the sale of our common stock by or for the account of the selling stockholders. Any proceeds that we receive from the exercise of outstanding warrants will be used by us for general working capital. The actual allocation of proceeds from any exercise of these warrants will depend on the amount and timing of such exercises, as well as our cash position and working capital requirements at the time of such exercises. There can be no assurance that any of these warrants will be exercised. We will pay all of the expenses related to the registration of the shares of common stock covered under this prospectus.

THE SELLING STOCKHOLDERS

The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering, which includes shares issuable upon exercise of warrants to purchase shares of common stock.

Certain of these selling stockholders acquired the resale shares and the warrants to which this prospectus relates from us in a private placement completed in May 2007. In such private placement, we issued 3,520,035 shares of our common stock and we issued warrants to purchase up to an additional 1,408,014 shares of our common stock. As part of the private placement, we entered into a registration rights agreement with the investors covering the resale of the common stock sold in the offering and the shares of common stock issuable upon exercise of the warrants. Pursuant to these registration rights, the shares of common stock issued to the investors in the private placement and the shares of common stock issuable upon the exercise of the warrants issued in the private placement, are being registered hereunder.

Holders of our common stock or securities convertible into common stock who are exercising ‘‘piggyback’’ registration rights granted to such stockholders by us are also listed as selling stockholders on the following table.

We are registering the shares to permit the selling stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

•	the name of each selling stockholder,

•	the number of shares of our common stock that each selling stockholder beneficially owned prior to the offering for resale of the shares under this prospectus,

•	the number of shares of our common stock that may be offered for resale for the account of each selling stockholder under this prospectus, and

•	the number and percent of shares of our common stock to be beneficially owned by each selling stockholder after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling stockholder and assuming each selling stockholder will still hold the shares that are not registered hereby).

The number of shares in the column ‘‘Number of Shares Being Offered’’ represents all of the shares that each selling stockholder may offer under this prospectus, including the shares issuable upon exercise of the warrants held by each selling stockholder. We do not know how long the selling stockholders will hold the shares before selling them or how many shares they will sell, and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the resale shares. Except as otherwise described in the table below, we have no relationship with any of the stockholders, except in connection with the private placement as set forth herein. The shares offered by this prospectus may be offered from time to time by the selling stockholders listed below.

This table is prepared solely based on information supplied to us by the listed selling stockholders and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 15,629,776 shares of our common stock issued and outstanding on June 28, 2007. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

Name of Security Holder	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered		Shares Beneficially Owned After Offering
					Number		Percentage
Alydar QP Fund, LP(1)	392,280	(2)	392,280	(2)	0		—
Alydar Fund Limited(3)	1,111,180	(4)	1,111,180	(4)	0		—
Alydar Fund, LP(5)	36,540	(6)	36,540	(6)	0		—
MFS/Sun Life Series Trust, on behalf of one of its series, New Discovery Series(NWD)(7)	261,190	(8)	176,540	(8)	84,650		*
MFS Series Trust I, on behalf of one of its series, MFS New Discovery Fund (NDF)(7)	567,620	(9)	388,080	(9)	179,540		1.1%
MFS Variable Insurance Trust, on behalf of one of its series, MFS New Discovery Series (VND)(7)	612,060	(10)	415,380	(10)	196,680		1.3%
Fursa SPV LLC(11)	2,259,715	(12)(13)	938,028	(13)	1,321,687	(12)	8.0%
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio(14)	469,014	(15)	469,014	(15)	0		—
Investcorp Interlachen Multistrategy Master Fund Limited(16)	469,000	(17)	469,000	(17)	0		—
CNF Investments II, LLC(18)	234,507	(19)	234,507	(19)	0		—
United Capital Management, Inc.(20)	140,000	(21)	140,000	(21)	0		—
Phillip Frost, M.D.(22)	835,926	(23)(24)	140,000	(24)	695,926	(23)	4.4%
Frederick M. R. Smith(25)	72,751	(26)(27)	17,500	(27)	55,251	(26)	*
Norman Welch	6,384		6,384		0		—
Beedy Ritchie	8,384		6,384		2,000		*
Bruce Neiner	9,384		6,384		3,000		*
William S. Chapman III	1,277		1,277		0		—
Keltic Financial Partners LP(28)	100,000	(29)	100,000	(29)	0		—
Paulla W. Schlossberg	3,192		3,192		0		—
C. Peter Beler	8,192		3,192		5,000		—
James M. Ross	3,192		3,192		0		—
Martin N. Underwood, Jr.	3,192		3,192		0		—
Stevan A. Varga	31,535		25,535		6,000		*
Kevin P. Tighe(30)	137,672	(31)	127,672		10,000	(31)	—
Piper Jaffray & Co.	35,200	(32)	35,200	(32)	0		—
John P. Ellis	6,384		6,384		0		—
Sal DiGuardia	188	(33)	188	(33)	0		—
Lida Clay Chapman	2,554		2,554		0		—
William M. Riegel	1,250	(34)	1,250	(34)	0		—
W. McComb Dunwoody	2,500	(35)	2,500	(35)	0		—

*	Represents beneficial ownership of less than 1%.
(1)	John Murphy has voting and investment discretion over securities held by Alydar QP Fund, LP.
(2)	Includes 112,080 shares of common stock issuable upon exercise of a warrant.
(3)	John Murphy has voting and investment discretion over securities held by Alydar Fund Limited.
(4)	Includes 317,480 shares of common stock issuable upon exercise of a warrant.

(5)	John Murphy has voting and investment discretion over securities held by Alydar Fund, LP.
(6)	Includes 10,440 shares of common stock issuable upon exercise of a warrant.
(7)	These selling stockholders have appointed Massachusetts Financial Services Company, d/b/a MFS Investment Management (‘‘MFS’’) as their investment adviser. As investment adviser, MFS has sole voting and investment power over all of the shares beneficially held by these selling stockholders. As of June 27, 2007, MFS or a subsidiary of MFS, as investment adviser and not beneficially, also had sole or shared voting and/or investment power over 15,510 shares of Castle Brands Inc. common stock on behalf of other client accounts for which MFS or a subsidiary of MFS act as investment adviser.
(8)	These shares being offered by this prospectus include only those securities that were issued in the May 2007 private placement. Includes 50,440 shares of common stock issuable upon exercise of a warrant.
(9)	These shares being offered by this prospectus include only those securities that were issued in the May 2007 private placement. Includes 110,880 shares of common stock issuable upon exercise of a warrant.
(10)	These shares being offered by this prospectus include only those securities that were issued in the May 2007 private placement. Includes 118,680 shares of common stock issuable upon exercise of a warrant.
(11)	William F. Hanley III, Chief Investment Officer of Fursa SPV LLC, has voting and investment discretion over securities held by Fursa SPV LLC.
(12)	Includes 794,702 shares of common stock issuable upon the conversion of 6% subordinated notes, convertible at $7.55 per share, that are convertible within 60 days of June 28, 2007.
(13)	These shares being offered by this prospectus include only those securities that were issued in the May 2007 private placement. Includes 268,008 shares of common stock issuable upon exercise of a warrant.
(14)	Pursuant to an investment management agreement, RG Capital Management, L.P. (‘‘RG Capital’’) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio. RGC Management Company, LLC (‘‘Management’’) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaim beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of Class A Segregated Portfolio.
(15)	Includes 134,004 shares of common stock issuable upon exercise of a warrant
(16)	Interlachen Capital Group LP is the trading manager of Investcorp Interlachen Multi-Strategy Master Fund Limited and has voting and investment discretion over securities held by Investcorp Interlachen Multi-Strategy Master Fund Limited. Andrew Fraley, in his role as Chief Investment Officer of Interlachen Capital Group LP, has voting control and investment discretion over securities held by Investcorp Interlachen Multi-Strategy Master Fund Limited. Interlachen Capital Group LP and Andrew Fraley disclaim beneficial ownership of the securities held by Investcorp Interlachen Multi-Strategy Master Fund Limited.
(17)	Includes 134,000 shares of common stock issuable upon exercise of a warrant.
(18)	Robert Flanagan, one of our directors, is a manager of CNF Investments II, LLC and has voting control and investment discretion over securities held by CNF Investments II, LLC.
(19)	Includes 67,002 shares of common stock issuable upon exercise of a warrant.
(20)	James A. Lustig has voting and investment discretion over securities held by United Capital Management, Inc.
(21)	Includes 40,000 shares of common stock issuable upon exercise of a warrant.

(22)	Phillip Frost, M.D. is one of our directors.
(23)	Includes 8,750 shares of common stock issuable upon exercise of options exercisable within 60 days of June 28, 2007. Also includes 112,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of June 28, 2007, that are held by Frost Nevada Investment Trust, an entity of which Dr. Frost is the trustee. Dr. Frost disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 75,400 shares of common stock held by Frost Gamma Investments Trust, of which Dr. Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma, L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(24)	These shares being offered by this prospectus include only those securities that were issued in the May 2007 private placement. Includes 40,000 shares of common stock issuable upon exercise of a warrant.
(25)	Frederick M.R. Smith is one of our directors.
(26)	Includes 21,750 shares of common stock issuable upon exercise of options exercisable within 60 days of June 28, 2007.
(27)	These shares being offered by this prospectus include only those securities that were issued in the May 2007 private placement. Includes 5,000 shares of common stock issuable upon exercise of a warrant.
(28)	Robert P. Laughlin has voting and investment discretion over securities held by Keltic Financial Partners LP.
(29)	Includes 100,000 shares of common stock issuable upon exercise of a warrant.
(30)	Kevin P. Tighe is one of our directors.
(31)	Includes 10,000 shares of common stock issuable upon exercise of options exercisable within 60 days of June 28, 2007.
(32)	Includes 35,200 shares of common stock issuable upon exercise of a warrant.
(33)	Includes 188 shares of common stock issuable upon exercise of a warrant.
(34)	Includes 1,250 shares of common stock issuable upon exercise of a warrant.
(35)	Includes 2,500 shares of common stock issuable upon exercise of a warrant.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling stockholders and issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the shares of common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the SEC, the selling stockholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agents participating in the distribution of the shares of common stock may be deemed to be ‘‘underwriters’’ within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders who are ‘‘underwriters’’ within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, (the ‘‘Exchange Act.’’)

Each selling stockholder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or ‘‘blue sky’’ laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the registration rights agreements, or we may be entitled to contribution.

LEGAL MATTERS

The validity of the common stock offered by this prospectus is being passed upon by Patterson Belknap Webb & Tyler LLP.

EXPERTS

The consolidated financial statements of Castle Brands Inc. and subsidiaries as of March 31, 2007 and 2006 and for each of the years in the three-year period ended March 31, 2007 incorporated by reference into this prospectus have been so incoporated in reliance on the report of Eisner LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

HOW TO OBTAIN MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance with those requirements file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, proxy statements and other information that we file with the SEC under the informational requirements of the Exchange Act at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for information about the SEC’s Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http: //www.sec.gov. Our website is http://www.castlebrandsinc.com. Information contained on our website is not a part of this prospectus.

We have filed with the SEC a registration statement on Form S- 3, including all amendments to the registration statement under the Securities Act, with respect to the shares of our common stock offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding the company and the shares offered under this prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance please see the copy of the full agreement filed as an exhibit to the registration statement. We qualify each of these statements in all respects by the reference to the full agreement. The registration statement, including the exhibits and schedules to the registration statement, may be inspected at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from the SEC’s office upon payment of the prescribed fees.

 INCORPORATION OF CERTAIN INFORMATION by reference

The SEC allows us to ‘‘incorporate by reference’’ into this prospectus the information we file with the SEC, which means that we may disclose important information to you by referring you to other documents. The information we incorporate by reference is considered a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of the registration statement of which this prospectus is a part and prior to the termination of this offering.

•	Our Annual Report on Form 10-K for the year ended March 31, 2007 filed on June 29, 2007.

•	Our Current Reports on Form 8-K filed on April 9, April 20, May 10 and June 28, 2007.

•	The description of our common stock contained in our registration statement on Form 8-A filed on March 31, 2006, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, including exhibits thereto, at no cost, by writing or telephoning:

Corporate Secretary
Castle Brands Inc.
570 Lexington Avenue, 29th Floor
New York, New York 10022
(646) 356-0212

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information, and you should not rely on any such information. We are not making an offer of these securities in any jurisdiction where an offer or sale of these securities is not permitted. You should not assume that the information in this prospectus, and the documents incorporated by reference herein, is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

 Part ii

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The expenses to be borne by the registrant in connection with the offering are as follows (all amounts except the registration fees are estimated):

Item	Amount
SEC Registration Fees	$946.00
Accounting Fees and Expenses	7,500.00
Legal Fees and Expenses	125,000.00
Miscellaneous	5,000.00
Total:	$138,446.00

Item 15.    Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law, or DGCL, permits, in general, a Delaware corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the estimated expenses of litigating the proceeding to conclusion and the expenses actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. Section 145(e) of the DGCL permits the corporation to pay such costs or expenses in advance of a final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification under the DGCL. Section 145(f) of the DGCL provides that the indemnification and advancement of expense provisions contained in the DGCL shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled.

Our certificate of incorporation and bylaws provide, in general, that we shall indemnify, to the fullest extent permitted by law, any and all persons whom we shall have the power to indemnify under those provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by those provisions. Our certificate of incorporation and bylaws also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled as a matter of law or which they may be lawfully granted.

Castle Brands Inc. maintains directors and officers liability insurance.

Item 16.    Exhibits

Exhibit Number	Exhibit
2.1	Agreement of Merger and Acquisitions, dated as of July 31, 2003, by and among GSRWB, Inc., The Roaring Water Bay Spirits Group Limited, The Roaring Water Bay Spirits Marketing and Sales Company Limited, Great Spirits Company LLC, Great Spirits Corp., Patrick Rigney, David Phelan, Carbery Milk Products Limited and Tanis Investments Limited(1)
2.2	Amendment to Agreement of Merger and Acquisitions, dated as of October 1, 2003, by and among GSRWB, Inc., The Roaring Water Bay Spirits Group Limited, The Roaring Water Bay Spirits Marketing and Sales Company Limited, Great Spirits Company LLC, Great Spirits Corp., Patrick Rigney, David Phelan, Carbery Milk Products Limited and Tanis Investments Limited(1)
3.1	Amended and Restated Certificate of Incorporation of the Company(1)
3.2	Amended and Restated Bylaws of the Company(1)
4.1	Form of Common Stock Certificate(1)
4.2	Shareholders Agreement, dated as of December 1, 2003, by and among GSRWB, Inc. and the holders of shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and the Common Stockholders(1)
4.3	Form of Warrant(2)
5.1	Opinion of Patterson Belknap Webb & Tyler LLP(3)
10.1	Form of Securities Purchase Agreement(2)
10.2	Form of Registration Rights Agreement(2)
23.1	Consent of Eisner LLP, Independent Registered Public Accounting Firm
23.2	Consent of Patterson Belknap Webb & Tyler LLP (contained in Exhibit 5.1)
24.1	Power of Attorney (included on the Signature Page of the Registration Statement)(3)

(1)	Incorporated herein by reference to the exhibit with the same number to our Registration Statement on Form S-1 (File No. 33-128676), which was declared effective on April 6, 2006.
(2)	Incorporated herein by reference to the registrant’s current report on Form 8-K, filed with the SEC on April 20, 2007.
(3)	Previously filed.

Item 17.     Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of the Delaware General Corporation Law, the certificate of incorporation or bylaws of the registrant or resolutions of the registrant’s board of directors adopted pursuant thereto, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on June 29, 2007.

CASTLE BRANDS INC.
By: /s/ Mark Andrews Mark Andrews Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mark Andrews	Chairman and Chief Executive Officer (Principal Executive Officer)	June 29, 2007

Mark Andrews

/s/ Keith A. Bellinger	President and Chief Operating Officer (Principal Financial Officer)	June 29, 2007

Keith A. Bellinger

/s/ Alfred J. Small	Vice President – Controller (Principal Accounting Officer)	June 29, 2007

Alfred J. Small

*	Director	June 29, 2007

John F. Beaudette

*	Director	June 29, 2007

Robert J. Flanagan

*	Director	June 29, 2007

Colm Leen

*	Director	June 29, 2007

Phillip Frost, M.D.

*	Director	June 29, 2007

Richard Morrison

*	Director	June 29, 2007

Frederick M.R. Smith

*	Director	June 29, 2007

Kevin P. Tighe

*By: /s/ Mark Andrews	Attorney-in-fact

Mark Andrews

EXHIBIT INDEX

Exhibit Number	Exhibit
2.1	Agreement of Merger and Acquisitions, dated as of July 31, 2003, by and among GSRWB, Inc., The Roaring Water Bay Spirits Group Limited, The Roaring Water Bay Spirits Marketing and Sales Company Limited, Great Spirits Company LLC, Great Spirits Corp., Patrick Rigney, David Phelan, Carbery Milk Products Limited and Tanis Investments Limited(1)
2.2	Amendment to Agreement of Merger and Acquisitions, dated as of October 1, 2003, by and among GSRWB, Inc., The Roaring Water Bay Spirits Group Limited, The Roaring Water Bay Spirits Marketing and Sales Company Limited, Great Spirits Company LLC, Great Spirits Corp., Patrick Rigney, David Phelan, Carbery Milk Products Limited and Tanis Investments Limited(1)
3.1	Amended and Restated Certificate of Incorporation of the Company(1)
3.2	Amended and Restated Bylaws of the Company(1)
4.1	Form of Common Stock Certificate(1)
4.2	Shareholders Agreement, dated as of December 1, 2003, by and among GSRWB, Inc. and the holders of shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and the Common Stockholders(1)
4.3	Form of Warrant(2)
5.1	Opinion of Patterson Belknap Webb & Tyler LLP(3)
10.1	Form of Securities Purchase Agreement(2)
10.2	Form of Registration Rights Agreement(2)
23.1	Consent of Eisner LLP, Independent Registered Public Accounting Firm
23.2	Consent of Patterson Belknap Webb & Tyler LLP (contained in Exhibit 5.1)
24.1	Power of Attorney (included on the Signature Page of the Registration Statement)(3)

(1)	Incorporated herein by reference to the exhibit with the same number to our Registration Statement on Form S-1 (File No. 001-32849), which was declared effective on April 6, 2006.
(2)	Incorporated herein by reference to the registrant’s current report on Form 8-K, filed with the SEC on April 20, 2007.
(3)	Previously filed.